J Sainsbury plc

RECEIVED
2006 APR -7 P 3:42
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

82-913

SUPPL

Securities Exchange Commission
Office of the International Corporate Finance
100 F Street, NE,
Mailstop: Room 3628
Washington DC 20549
USA

06012313

Ext: 020 7695 6378
Fax: 020 7695 6378

Date: 29 March 2006

Dear Sirs

<u>Fourth Quarter Trading Statement for 12 weeks to 25 March 2006</u>

Please find enclosed copies of the above announcements made to the London Stock Exchange on 29th March 2006.

Yours sincerely

Hazel Jarvis
Deputy Secretary

Enc

PROCESSED
APR 10 2006
THOMSON
FINANCIAL

dw 4/10

J Sainsbury plc

29 March 2006

Fourth Quarter Trading Statement for 12 weeks to 25 March 2006

Highlights

- **Fourth quarter total sales up 6.7 percent (6.5 percent excluding petrol) (3)**
- **Fourth quarter like-for-like sales up 5.7 percent (5.3 percent excluding petrol) (3)**
- **Fifth quarter of consecutive like-for-like sales growth**
- **Customer numbers grown by over one million during second half**
- **Ongoing investment in customer offer with grocery deflation at 2.2 percent**

Trading

Justin King, chief executive, said: "This has been a significant quarter for Sainsbury's with like-for-like sales excluding petrol up 5.3 percent giving us our fifth consecutive quarter of sales growth. This is an important stage in our recovery and we are pleased that our progress is also confirmed by good market share growth over the same period of time (4). We have delivered a solid first year and are on track in our Making Sainsbury's Great Again plan but still have a long way to go. The sales growth announced today shows that customers are noticing the many improvements we have been making to our business. Over 16 million customers are now shopping in our stores each week, an additional one million in the last six months.

"There was 2.2 percent deflation in grocery during the quarter as we have continued to ensure our pricing position is maintained and strengthened with over 1,000 prices lowered in the last 12 weeks.

"As announced on 21 March 2006, Tim Pile stepped down as chief executive officer of Sainsbury's Bank. Trading at the Bank remains in line with the previous guidance issued at our Interim results last November.

Making Sainsbury's Great Again

"In February we launched our Active Kids programme for the second year. This provides schools with sporting equipment and experiences in return for vouchers earned in store. We attracted 25,000 schools in 2005, 80 percent of all UK primary and secondary schools, and donated over £17 million of sports equipment. The 2006 scheme has started strongly with 30,000 schools and nurseries now registered.

"We are committed to giving customers great products at fair prices. We have continued to invest in raising quality standards and developing products that provide customer benefits such as bagged salad, which has been washed in natural spring water. We launched our Kids range in February becoming the first retailer to provide Guideline Daily Amounts (GDAs) for children aged 5-10 years on product packaging. This is being extended across other own brand products. Our Wheel of Health icon, launched in January 2005 and which uses a multiple traffic light approach, is now on 1,200 products and is fully endorsed by the FSA.

"Our SO organic range, launched last September, has helped us grow our own-brand market share and regain the number one market position earlier this month. In a market first we are also selling milk from British farms converting to organic standards. The rising demand for organic milk currently outstrips UK supply so we are working with farmers to cover the additional associated costs during conversion as well as offering 12-month supply contracts once the milk is organic. Sainsbury's is a long-standing supporter of the Fairtrade mark and the UK's leading Fairtrade supermarket. We achieved our best ever week with sales of over £1 million during Fairtrade Fortnight and have introduced many new products such as the UK's first Fairtrade baby food. In February we placed the UK's single largest Fairtrade cotton order for 200,000 T-shirts in support of our sponsorship of Sport Relief this July.

"Roger Burnley joined us in January 2006 and now has full accountability for our supply chain. Lawrence Christensen will continue to work with us on a part-time basis. Over the last 18 months Lawrence has driven immense change resulting in huge improvements in the effectiveness of our supply chain operations and in product availability for our customers. During the quarter we opened three new, extended one and refurbished 12 supermarkets. We also opened nine and refurbished 22 convenience stores.

"Last week we announced that we had completed our refinancing transaction. A total of £2.07 billion was raised through the issue of two Commercial Mortgage Backed Securities and we purchased all outstanding unsecured bonds. At the same time we made a payment of £110 million into our pension schemes, with the balance of the £350 million one-off contribution expected to be paid in May 2006."